
March 12, 2025

Henry D. Fahman
President and Chief Executive Officer
PHI Group, Inc.
17011 Beach Blvd, Suite 900
Huntington Beach, CA 92614

> **Re: PHI Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2024**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **File No. 001-38255**

Dear Henry D. Fahman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services